

Mail Stop 4631

August 11, 2009

By U.S. Mail and Facsimile

Mr. Jeff Dauer
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road – 5th Floor
Reston, VA 20190

> **Re: Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-32375**

Dear Mr. Dauer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 36

Critical Accounting Policies and Estimates, page 39
Impairment of Real Estate Held for Development and Sale, page 40

1. During the past three fiscal years you have recorded impairment charges to your real estate held for development and sale. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please disclose the following in future filings:

- the number of properties evaluated for impairment;
- the number of properties impaired and the remaining carrying value of those properties;
- the number of properties where the fair value is close to book value;
- a qualitative and quantitative description of the material assumptions used to evaluate your future cash flows and property fair values and a sensitivity analysis of those assumptions based upon reasonably likely changes;
- how the assumptions and methodologies used for valuing your real estate held for development and sale in the current year have changed since the prior year highlighting the impact of any changes;
- how you have evaluated the properties you have suspended construction on in your impairment analysis; and
- any quantitative information regarding significant known trends.

Liquidity and Capital Resources, page 49

2.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants contained within your debt and credit agreements, including presenting for your most significant covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Item 9A. Controls and Procedures, page 55

3.   Please amend your Form 10-K to provide the disclosures required by Items 308(T)(a)(4) and 308(T)(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 24

4.   Please amend your Form 10-Q to provide the disclosure required by Item 308(T)(b) of Regulation S-X.

Exhibit 31 – Section 302 Certifications

5.   It appears that your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting. In this regard, please amend your Form 10-Q to provide the certifications using the exact language required by Item 601(B)(31) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief